

April 30, 2012

<u>Via E-Mail</u>
Mr. James B. Gattoni
Chief Financial Officer
Landstar System, Inc.
13410 Sutton Park Drive South
Jacksonville, Florida 32224

      Re: **Landstar System, Inc.**
              Form 10-K for the year ended December 31, 2011
              Filed February 24, 2012
              Definitive Proxy Statement on Schedule 14A
              Filed April 12, 2012
              File No. 000-21238

Dear Mr. Gattoni:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings (unless otherwise indicated) and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Note 12-Commitments and Contingencies, page 51</u>

1. We note your disclosure indicating that the Company is involved in certain claims and pending litigation, including those described in Note 12, arising from the normal conduct of business. We also note that based on knowledge of the facts and, in certain cases, opinions of outside counsel, management believes that adequate provisions have been made for probable losses with respect to the resolution of all such claims and pending litigation and that the ultimate outcome, after provisions therefore, will not have a material adverse effect on the financial condition of the Company, but could have a material effect on the results of operations in a given quarter or year. In accordance with ASC 450-20-50, if an exposure to loss exists in excess of the amount accrued, disclosure of the contingency shall be made when there is at least a reasonable possibility that a loss or an additional loss may have been incurred. The disclosure shall indicate the nature of

the contingency and shall give an estimate of the possible loss or range of loss or state that such an estimate cannot be made. In this regard, please tell us and revise your footnote to comply with the requirements of ASC 450-20-50-4.

<u>Definitive Proxy Statement on Schedule 14A</u>

2. Please refer to item number 3 on your proxy card for your 2012 annual meeting of stockholders. In future filings, please confirm that you will include an advisory vote description that is consistent with the Exchange Act Rule 14a-21 requirement for shareholders to be given an advisory vote to approve the compensation paid to a company's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K. For further guidance, please refer to Exchange Act Rules Compliance and Disclosure Interpretation 169.07.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Effie Simpson at (202) 551-3346, or in her absence, Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Donnie Field at (202) 551-3680, or Justin Dobbie, at (202) 551-3750 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief